Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

March 28, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you of the following resignations of certain syndics and directors of Grupo Financiero Galicia S.A. (the “Company”):

1.

on March 27, 2019, Mr. Norberto D. Corizzo notified the Company of his resignation as an alternate syndic of the Company. Mr. Norberto D. Corizzo stated that his decision was based on strictly personal reasons;

2.

on the date hereof, Mr. Antonio R. Garcés notified the Company of his resignation as a regular director of the Company, which shall be effective as of the date of the next shareholders’ meeting to be held on April 25, 2019. Mr. Antonio R. Garcés stated that his decision was based on strictly personal reasons and in relation to compliance with the new standards of independence issued by the Argentine National Securities Commission;

3.

on the date hereof, Mr. Augusto R. Zapiola Macnab notified the Company of his resignation as an alternate director of the Company, which shall be effective as of the date of the next shareholders’ meeting to be held on April 25, 2019. Mr. Augusto R. Zapiola Macnab stated that the decision was based on strictly personal reasons;

4.

on the date hereof, Mr. Cirilo E. Martin notified the Company his resignation as a regular director of the Company, which shall be effective from the date of the next shareholders’ meeting to be held on April 25, 2019. Mr. Cirilo E. Martin stated that his decision was based on strictly personal matters and related to compliance with the new standards of independence issued by the Argentine National Securities Commission.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com